UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 25

NOTIFICATION OF REMOVAL FROM LISTING AND/OR
REGISTRATION UNDER SECTION 12(b) OF THE
SECURITIES EXCHANGE ACT OF 1934.

Commission File Number 001-36858

001-13836

001-36857

Tyco International Finance S.A.

(as Issuer)

Johnson Controls International plc

Tyco Fire & Security Finance S.C.A.

(as guarantors)

The New York Stock Exchange

(Exact name of Issuer as specified in its charter, and name of Exchange where security is listed and/or registered)

29, Avenue de la Porte-Neuve, L-2227 Luxembourg, Luxembourg +352-266-378-51

(Address, including zip code, and telephone number, including area code, of Issuer’s principal executive offices)

1.375% Notes Due 2025

Guarantees of 1.375% Notes Due 2025 by Johnson Controls International plc and Tyco Fire & Security Finance S.C.A.

(Description of class of securities)

Please place an X in the box to designate the rule provision relied upon to strike the class of securities from listing and registration:

☐            17 CFR 240.12d2-2(a)(1)

☐            17 CFR 240.12d2-2(a)(2)

☐            17 CFR 240.12d2-2(a)(3)

☐            17 CFR 240.12d2-2(a)(4)

☐            Pursuant to 17 CFR 240.12d2-2(b), the Exchange has complied with its rules to strike the class of securities from listing and/or withdraw registration on the Exchange.(1)

☒          Pursuant to 17 CFR 240.12d2-2(c), the Issuer has complied with the rules of the Exchange and the requirements of 17 CFR 240.12d2-2(c) governing the voluntary withdrawal of the class of securities from listing and registration on the Exchange.

Pursuant to the requirements of the Securities Exchange Act of 1934, each of Tyco International Finance S.A., Johnson Controls International plc and Tyco Fire & Security Finance S.C.A. certifies that it has reasonable grounds to believe that it meets all of the requirements for filing the Form 25 and has caused this notification to be signed on its behalf by the undersigned duly authorized person.

TYCO INTERNATIONAL FINANCE S.A.

January 4, 2017	By	/s/Peter Schieser
	Name:	Peter Schieser
	Title:	Managing Director

JOHNSON CONTROLS INTERNATIONAL PLC

January 4, 2017	By	/s/Brian J. Stief
	Name:	Brian J. Stief
	Title:	Executive Vice President and Chief Financial Officer

TYCO FIRE & SECURITY FINANCE S.C.A.

	By:	TYCO FIRE & SECURITY S.À R.L., its general partner

January 4, 2017	By	/s/Peter Schieser
	Name:	Peter Schieser
	Title:	Manager and authorized signatory

(1) Form 25 and attached Notice will be considered compliance with the provisions of 17 CFR 240.19d-1 as applicable. See General Instructions.

SEC 1654 (03-06)	Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.